Exhibit 99.2

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE

DIAMONDS INC.

As at and for the years ended December 31, 2019 and 2018

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the “Company”) are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada
March 23, 2020

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MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2019. The Company’s independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

March 23, 2020

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MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Mountain Province Diamonds Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issues by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1999.

Toronto, Canada

March 23, 2020

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MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Mountain Province Diamonds Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Mountain Province Diamonds Inc.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 23, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that

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MOUNTAIN PROVINCE DIAMONDS INC.

controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 23, 2020

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

Expressed in thousands of Canadian dollars

		December 31,	December 31,

	Notes	2019	2018

ASSETS

Current assets

Cash		$34,751	$30,708

Amounts receivable	5	1,688	2,478

Prepaid expenses and other		1,179	1,269

Derivative assets	15	587	-

Inventories	7	111,772	102,261
		149,977	136,716

Reclamation deposit		250	250

Derivative assets	15	200	1,670

Property, plant and equipment	4(i)(a) & 8	672,268	841,241

Total assets		$822,695	$979,877

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable and accrued liabilities	17	$47,319	$48,295

Derivative liabilities	15	-	653

Decommissioning and restoration liability	9	2,445	-

Lease liabilities	10	811	-

Income taxes payable	18	-	574
		50,575	49,522

Secured notes payable	11	378,869	408,144

Lease liabilities	10	1,034	-

Decommissioning and restoration liability	9	56,071	54,922

Deferred income tax liabilities	18	-	3,174

Shareholders’ equity:

Share capital	13	631,224	629,796

Share-based payments reserve	13	6,111	6,750

Deficit		(302,523)	(173,765)

Accumulated other comprehensive income	6	1,334	1,334

Total shareholders’ equity		336,146	464,115

Total liabilities and shareholders’ equity		$822,695	$979,877

Commitments and contingencies	16 & 17
Subequent events	1,15 & 17

On behalf of the Board:

“David Whittle”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss

Expressed in thousands of Canadian dollars

		Year ended	Year ended

	Notes	December 31, 2019	December 31, 2018

Sales		$276,334	$310,969

Cost of sales:

Production costs		152,585	117,908

Cost of acquired diamonds		16,081	32,611

Depreciation and depletion		82,825	79,419

Earnings from mine operations		24,843	81,031

Impairment loss on property, plant and equipment	8	115,753	-

Exploration and evaluation expenses		8,884	8,204

Selling, general and administrative expenses	14	13,058	14,439

Operating (loss) income		(112,852)	58,388

Net finance expenses	12	(38,637)	(40,564)

Derivative losses	15	(1,214)	(247)

Foreign exchange gains (losses)		20,764	(32,474)

Other income		-	81

Loss before taxes		(131,939)	(14,816)

Current income taxes		7	(1,148)

Deferred income taxes		3,174	(2,970)

Total income taxes		3,181	(4,118)

Net loss for the year		$(128,758)	$(18,934)

Other Comprehensive Income

Items that will not be reclassified subsequently to profit and loss: Change in fair value of equity securities	6	-	1,334

Other comprehensive income		-	1,334

Total comprehensive loss for the year		$(128,758)	$(17,600)

Basic and diluted loss per share	13(iv)	$(0.61)	$(0.10)

Basic weighted average number of shares outstanding		210,134,192	195,968,588

Diluted weighted average number of shares outstanding		210,134,192	195,968,588

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total

Balance, January 1, 2018		160,253,501	$475,624	$5,549	$(146,431)	$-	$334,742

Net loss for the year		-	-	-	(18,934)	-	(18,934)

Share-based payment	13(iii)	-	-	1,685	-	-	1,685

Issuance of common shares – restricted share unit		111,668	484	(484)	-	-	-

Share issuance to acquire Kennady Diamonds Inc.	6	49,737,307	153,688	-	-	-	153,688

Dividends declared and paid		-	-	-	(8,400)	-	(8,400)

Other Comprehensive Income:

Financial assets at fair value through other comprehensive income

Gain on equity securities	6	-	-	-	-	1,334	1,334

Balance, December 31, 2018		210,102,476	$629,796	$6,750	$(173,765)	$1,334	$464,115

Net loss for the year		-	-	-	(128,758)	-	(128,758)

Share-based payment	13(iii)	-	-	789	-	-	789

Issuance of common shares - restricted share units	13(iii)	289,997	1,428	(1,428)	-	-	-

Balance, December 31, 2019		210,392,473	$631,224	$6,111	$(302,523)	$1,334	$336,146

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

Expressed in thousands of Canadian dollars

		Year ended	Year ended

	Notes	December 31, 2019	December 31, 2018

Cash provided by (used in):

Operating activities:

Net loss for the year		$(128,758)	$(18,934)

Adjustments:

Net finance expenses		38,472	40,564

Depreciation and depletion		83,043	79,441

Impairment loss on property, plant and equipment		115,753	-

Share-based payment expense		789	1,685

Derivative losses		1,214	247

Foreign exchange losses (gains)		(20,764)	32,474

Current income taxes		(574)	574

Deferred income taxes		(3,174)	2,970
		86,001	139,021

Changes in non-cash operating working capital:

Amounts receivable		790	842

Prepaid expenses and other		90	2,314

Inventories		(6,740)	(15,633)

Accounts payable and accrued liabilities		(782)	9,359
		79,359	135,903

Investing activities:

Interest income		521	582

Purchase of property, plant and equipment		(28,095)	(76,062)

Cash acquired and transaction costs on asset acquisition of Kennady Diamonds Inc.	6	-	(4,193)
		(27,574)	(79,673)

Financing activities:

Payment of lease liabilities		(808)	-

Repurchase of secured notes		(13,158)	(26,366)

Financing costs		(33,513)	(33,371)

Payment of dividends		-	(8,400)
		(47,479)	(68,137)

Effect of foreign exchange rate changes on cash		(263)	(514)

Increase (decrease) in cash		4,043	(12,421)

Cash, beginning of year		30,708	43,129

Cash, end of year		$34,751	$30,708

The accompanying notes are an integral part of these consolidated financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

1.	NATURE OF OPERATIONS

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project (“KNP”). KNP is involved in the exploration, discovery, evaluation and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. As of December 31, 2019, the Company was also listed on the NASDAQ under the same symbol. Subsequent to the year ended December 31, 2019, the Company voluntarily delisted its common shares from the NASDAQ.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 8) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties.

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on March 23, 2020.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies set out below were consistently applied to all the periods presented, except as otherwise noted.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of equity securities and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

●	2435572 Ontario Inc. (100% owned)

●	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

●	Kennady Diamonds Inc. (100% owned)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

3.	SIGNIFICANT ACCOUNTING POLICIES

(i)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in the consolidated statements of comprehensive loss.

(ii)	Share-based payments

The Company maintains a Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and stock option plan for employees, directors, and other qualified individuals.

Equity-settled transactions, which include RSUs, DSUs and stock options, are measured by reference to their fair value at the grant date. The fair value for RSU’s is determined using the market value of the share price, as listed on the TSX, at the close of business at the grant date. The fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of options. The Company believes this model adequately captures the substantive features of the option awards, and is appropriate to calculate their fair values. The fair value determined for both RSUs and stock options at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to share-based payments reserve.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed in profit or loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

(iii)	Income taxes and deferred taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Comprehensive Income because of items of income or expenses that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

(iv)	Mineral properties and exploration and evaluation costs and development costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:

●	gathering exploration data through topographical and geological studies;

●	exploratory drilling, trenching and sampling;

●	determining the volume and grade of the resource;

●	test work on geology, metallurgy, mining, geotechnical and environmental; and

●	conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The key factors management used in determining technical feasibility and commercial viability were the following;

●	completion of a feasibility study;

●	obtaining required permits to construct the mine;

●	completion of an evaluation of the financial resources required to construct the mine;

●	availability of financial resources necessary to commence development activities to construct the mine; and

●	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property.

(v)	Impairment of non-financial assets

The carrying value of the Company’s capitalized property, plant and equipment, and evaluation and exploration assets are assessed for impairment when indicators of potential impairment are identified to exist. If any indication of impairment is identified, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or the Company’s other group of assets. The Company has determined that it has two CGUs.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to profit or loss so as to reduce the carrying amount to its recoverable amount.

(vi)	Capitalized interest

Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings.

(vii)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a pre-tax risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2019 and 2018 other than the provision for decommissioning and restoration associated with the property, plant and equipment.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and is added to inventory, and then in production costs as inventory is sold. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in profit or loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (expensed), and a reduction of the decommissioning and restoration liability.

(viii)	Loss or earnings per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the year.

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is increased by the weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares.

(ix)	Revenue recognition

The Company utilizes a sales agent to facilitate the sale of rough and/or fancies and specials diamonds to the end-customer. The Company recognizes revenue when consideration has been received by the Company’s sales agent, which represents the completion of the performance obligation of the Company and when control is passed to the customer.

As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and specials diamonds produced at the GK mine are subject to a bid process. When De Beers is the successful bidder, the Company recognizes 49% of the bid price as revenue at the completion of the bid process, as De Beers receives the fancies and specials diamonds and the Company is paid immediately for its share by De Beers.

(x)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.

Page	16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.

Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather costs are deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

Upon entering commercial production stage, capitalized costs associated with the acquisition of the mineral property or the development of the mine, are amortized using the various methods based in the asset categories as follows:

Corporate assets	two to seven years, straight line

Vehicles	three to five years, straight line

Production and related equipment	units of production over proven and probable reserves

General infrastructure	units of production over proven and probable reserves

Earthmoving equipment	straight line over shorter of life of mine or life of the asset

Mineral properties	units of production over proven and probable reserves

Assets under construction	not depreciated until ready for use

(xi)	Inventories

Inventories are recorded at the lower of cost and net realizable values. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion. An impairment adjustment is made when the carrying amount is higher than the net realizable value.

Rough diamonds classified as finished goods comprise diamonds that have been subject to the sorting process. Cost is determined on a weighted average cost per carat basis including production costs and value-added processing activity. As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and special diamonds produced at the GK Mine are subject to a bid process. Upon a successful bid by the Company, the fancies and specials diamonds will be included in inventories and 51% of the bid amount will be paid to De Beers and capitalized to the cost of inventory. Cost for fancies and specials diamonds is determined on a weighted average cost basis including production costs and value-added processing activity plus the direct cost of acquiring the fancies and specials diamonds from De Beers.

Stockpiled ore represents coarse ore that has been extracted from the mine and is available for future processing. Stockpiled ore value is based on costs incurred in bringing ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

Page	17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(xii)	Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs. These amounts were capitalized under assets under construction.

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

●	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.

●	The Company can identify the component of the ore body for which access has been improved.

●	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable costs. The waste to ore strip ratio projected for the life of the specific orebody must be exceeded for the costs to be capitalized as stripping costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

(xiii)	New accounting policies adopted in the current period

Leases

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), using the modified retrospective approach on transition, which specifies how to recognize, measure, present and disclose leases. The comparatives for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, as permitted under the specific transitional provisions in the standard. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. The right-of-use assets and lease liabilities on the date of implementation are shown in Note 10 of these consolidated financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Company recognizes the lease payments as an expense in net earnings on a straight-line basis over the term of the lease.

The Company recognized a right-of-use asset and the associated lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial costs incurred and an estimate of cost to remove the underlying asset, less any lease incentives received. Lease payments included in the measurement of the lease liability is comprised of amounts expected to be payable by the Company under residual value guarantees,

Page	18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The assets are depreciated using the lower of the useful life of the right-of-use asset or the lease term, using the straight-line method.

The lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if the rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to net income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases.

The Company used the following practical expedients permitted by IFRS 16 on transition:

●	the accounting for operating leases with a remaining least term of less than 12 months as at January 1, 2019 as short-term leases;

●	the exclusion of initial direct costs from the measurement of the right-of-use at the date of initial application; and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Uncertainty over income tax treatments

Effective January 1, 2019, the Company adopted issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. Upon adoption of IFRIC 23, there was no material impact to these consolidated financial statements.

(xiv)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Page	19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Conceptual Framework

On March 29, 2018 the IASB issued amendments to references to conceptual frameworks in IFRS Standards. These amendments are effective January 1, 2020. Management has concluded that there is currently no impact of the modified conceptual framework on the consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The key areas where judgments, estimates and assumptions have been made are summarized below.

(i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)        Impairment analysis – property, plant and equipment and evaluation and exploration assets

As required under IAS 36 and IFRS 6, the Company reviews its property, plant and equipment and its evaluation and exploration assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment was that as at December 31, 2019, indicators of impairment existed. The indicators were that the enterprise value was significantly below the total assets, combined with a market capitalization significantly lower than the net assets of the Company. These conditions have been present for a significant amount of time. After the Company assessed for impairment, as at December 31, 2019, it was determined that an impairment loss of $115,753 on property, plant and equipment occurred. This impairment loss is specific to the GK Mine CGU. The Company’s assessment was that as at December 31, 2019 no indicator of an impairment in the carrying value of its evaluation and exploration assets related to KNP had occurred. The Company’s assessment was that as at December 31, 2018 no indicator of an impairment in the carrying value of its property, plant and equipment and evaluation and exploration assets had occurred.

The GK Mine CGU’s recoverable amount of $510.1 million as at December 31, 2019 was determined using the fair value less cost of disposal, which was calculated based on projected future cash flows utilizing the latest information available and Management’s estimates, including; throughput and grade, revenues, operating costs, cost of selling diamonds, capital expenditures, foreign exchange rates and diamond price, including anticipated increases in pricing by way of improving market dynamics.

These projected cash flows were prepared using a 0% real growth escalation factor for 2020 and a 2.5% real growth escalation factor on diamond pricing thereafter, and discounted using a post-tax discount rate of 7.55% on cash flows from proven and probable mineral reserves and converted resources, representing the estimated weighted average cost of capital. These rates were estimated based on the capital asset pricing model where the costs of equity were based on, among other things, estimated interest rates, market returns on equity, share volatility, leverage and risks

Page	20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

specific to the mining sector and the GK Mine CGU. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs.

Sensitivities

The projected cash flows and estimated fair value less cost of disposal can be affected by any one or more changes in the estimates used. Changes in diamond price per carat, the real growth escalation factor on diamond pricing and the discount rate have the most substantial influence on the GK Mine CGU’s valuation. A 10% increase in diamond price per carat would change the fair value less cost to sell by approximately $131 million. A 0.5% increment in the real growth escalation factor on diamond pricing would change the fair value less cost to sell by approximately $29 million. A 0.5% increment in the discount rate would change the fair value less cost to sell by approximately $11 million. If the GK Mine CGU were to continue to operate at current diamond pricing levels, there would be a further impairment charge.

b)        Leases

The Company is required to make certain judgments in assessing lease liabilities and right-of-use assets. The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. Also, the incremental borrowing rate is the rate which the operation would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. This is an area of significant judgment as incremental borrowing rates are not always explicitly stated in the lease agreements being assessed.

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)        Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

b)        Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly. Significant assumptions exist for the determination of what constitutes

Page	21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

decommissioning and restoration. Judgment has been applied by management to determine which decommissioning and restoration costs have been appropriately capitalized to inventory, based on the nature of the costs incurred upon reaching commercial production.

c)        Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts which include taxable profits, it is probable that they will be realized. Significant judgment is involved in determining when an adequate track record has been established to support the accuracy of the assumptions related to the forecasts of taxable profits.

d)        Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Kennady Diamonds Inc. on April 13, 2018 did not meet the criteria for accounting as a business combination (Note 6).

5.	AMOUNTS RECEIVABLE

	December 31, 2019	December 31, 2018

Receivable from sales agent	$-	$180

GST/HST receivable	936	1,247

Other receivable	752	1,051

Total	$1,688	$2,478

6.	ACQUISITION OF KENNADY DIAMONDS INC.

On January 29, 2018, the Company announced a definitive arrangement agreement pursuant to which the Company would acquire all of the issued and outstanding shares of Kennady Diamonds Inc. (“Kennady”) by way of a court-approved plan of arrangement (the “Transaction”). Under the terms of the Transaction, Kennady shareholders received 0.975 of a Mountain Province common share for each Kennady common share. During the three-month period ended March 31, 2018, the Company obtained 3,000,000 Kennady shares, by way of a private placement. On April 13, 2018, after all conditions precedent were satisfied, Kennady shareholders received 49,737,307 shares of Mountain Province for 51,012,599 shares of Kennady. The transaction was valued based on the share price of the Company on April 13, 2018.

Until April 13, 2018, the 3,000,000 shares of Kennady obtained were held as equity securities. During the year ended December 31, 2018, the Company recognized a realized gain of $1,334, net of income taxes, related to the fair value adjustment of its equity securities. All equity securities owned by the Company are classified as FVTOCI, with fair

Page	22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

value gains, net of income taxes of $1,334, recorded in other comprehensive income for the year ended December 31, 2018. The acquisition of Kennady Diamonds Inc. is considered an asset acquisition, and not a business combination in accordance with IFRS 3. The following table summarizes the fair value of the consideration transferred to the Kennady shareholders and the final estimates of the fair values of identified assets acquired and liabilities assumed.

The purchase price allocation and the net assets acquired were as follows:

Purchase price:

Common shares issued	$153,688

Purchase of equity securities prior to April 13, 2018	9,038

Company transaction costs	4,247

Total	$166,973

Net assets acquired:

Assets

Cash	$54

Amounts receivable	641

Prepaid expenses	119

Reclamation deposit	250

Property, plant and equipment	168,609

Liabilities

Accounts payable and accrued liabilities	(2,527)

Decommissioning and restoration liability	(173)

Total	$166,973

7.	INVENTORIES

	December 31, 2019	December 31, 2018

Ore stockpile	$8,592	$17,714

Rough diamonds	70,190	56,300

Supplies inventory	32,990	28,247

Total	$111,772	$102,261

Depreciation and depletion included in inventories at December 31, 2019 is $23,894 (2018 - $21,519).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in production costs, which are included in inventories, for the year ended December 31, 2019 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $38,318 (2018 - $34,017).

Page	23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at December 31, 2019 and 2018 are as follows:

	Property, plant and equipment GK	Assets under construction GK	Property, plant and equipment KNP	Exploration and evaluation assets KNP	Assets under construction KNP	Total

Cost

At January 1, 2018	$707,399	$23,979	$-	$-	$-	$731,378

Decommissioning and restoration adjustment	23,553	-	-	-	-	23,553

Additions/transfers*	89,154	(19,085)	90	166,947	1,564	238,670

At December 31, 2018	820,106	4,894	90	166,947	1,564	993,601

Decommissioning and restoration adjustment	(1,604)	-	-	1,919	-	315

January 1, 2019 IFRS 16 lease additions	2,670	-	-	-	-	2,670

Additions/transfers*	35,162	(4,164)	-	-	-	30,998

Impairment loss (See note 4(i)(a))	(115,753)	-	-	-	-	(115,753)

At December 31, 2019	$740,581	$730	$90	$168,866	$1,564	$911,831

Accumulated depreciation

At January 1, 2018	$(68,720)	$-	$-	$-	$-	$(68,720)

Depreciation and depletion	(83,630)	-	(10)	-	-	(83,640)

At December 31, 2018	(152,350)	-	(10)	-	-	(152,360)

Depreciation and depletion**	(87,190)	-	(13)	-	-	(87,203)

At December 31, 2019	$(239,540)	$-	$(23)	$-	$-	$(239,563)

Carrying amounts

At December 31, 2018	$667,756	$4,894	$80	$166,947	$1,564	$841,241

At December 31, 2019	$501,041	$730	$67	$168,866	$1,564	$672,268

*Included in additions of property, plant and equipment for GK is $23,896 (2018 - $32,776) related to deferred stripping of which $1,778 relates to the depreciation of earthmoving equipment (2018 - $2,741).

**Included in depreciation and depletion is $1,093 of depreciation on the right-of-use assets capitalized under IFRS 16 (2018 - $nil)

9.	DECOMMISSIONING AND RESTORATION LIABILITY

The decommissioning and restoration liability is the addition of the liabilities for both the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018

Expected undiscounted cash flows	$58,965	$56,122

Discount rate	1.76%	2.18%

Inflation rate	1.35%	1.95%

Periods	2029	2029

Page	24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Expected undiscounted cash flows	$2,235	$175
Discount rate	3.71%	1.86%
Inflation rate	1.96%	1.95%
Periods	2023	2021

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the year ended December 30, 2019, the decommissioning and restoration liability was increased by $2,490 for an increase in additional disturbance due to ongoing mining activity. During the year ended December 31, 2018, the decommissioning and restoration liability was increased by $24,892 for a change in estimate, reflecting primarily an increase in estimated reclamation and restoration costs due to the construction work completed at the GK mine site, the mining operations on the property, and a decrease in estimated reclamation and restoration costs due to minimal construction and exploration work performed at the KNP mine site.

The continuity of the decommissioning and restoration liability at December 31, 2019 and 2018 is as follows:

	GK Mine	KNP	Total

Balance, at January 1, 2018	$29,200	$-	$29,200

Addition of balance at the time of KDI acquisition	-	173	173

Change in estimate of discounted cash flows	24,900	(8)	24,892

Accretion recorded during the year	656	1	657

Balance, at December 31, 2018	$54,756	$166	$54,922

Change in estimate of discounted cash flows	571	1,919	2,490

Accretion recorded during the year	1,102	2	1,104

Balance, at December 31, 2019	$56,429	$2,087	$58,516

Less: current portion of decommissioning and restoration liability	2,445	-	2,445

Non-current decommissioning and restoration liability	$53,984	$2,087	$56,071

10.	LEASE LIABILITIES

On transition to IFRS 16, the Company recognized additional right-of-use assets (Note 8) and additional lease liabilities. The right-of-use assets include the corporate office and various mining related equipment and vehicles.

The impact on transition is summarized below:

January 1, 2019

Right-of-use assets presented in property, plant and equipment	$2,670

Lease liabilities	$2,670

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is approximately 5.4%.

Page	25

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Operating lease commitments at December 31, 2018	$3,048

Discounted using the incremental borrowing rate at January 1, 2019	2,670

Lease obligations recognized at January 1, 2019	$2,670

11.	SECURED NOTES PAYABLE

On December 11, 2017, the Company completed an offering of US$330 million aggregate principal amount of senior secured notes, secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 97.992% of par, resulting in total proceeds of US$323.4 million. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, commencing on June 15, 2018, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company incurred transaction costs of approximately $10 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As at December 31, 2019, the Company has an obligation for US$299.9 million or $389.3 million Canadian dollar equivalent from the secured notes payable (2018 - US$309.9 million or $422.3 million).

	December 31, 2019	December 31, 2018

Total outstanding secured notes payable	$389,262	$422,262

Less: unamortized deferred transaction costs and issuance discount	10,393	14,118

Total secured notes payable	$378,869	$408,144

During the year ended December 31, 2019, US$10 million or approximately $13.2 million Canadian dollar equivalent of secured notes payable was purchased by the Company from investors (2018 - US$20.06 million or approximately $26.4 Canadian dollar equivalent).

The secured notes payable is carried at amortized cost on the consolidated balance sheet.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years and the Company is subject to a quarterly commitment fee of between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at December 31, 2019, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following

Page	26

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

financial covenants are calculated on a quarterly basis, of which the first three are required to be met, in order for the RCF to remain available:

●

Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date. EBITDA in the RCF is defined as net earnings, plus, but only to the extent deducted in calculating net earnings (i) interest, (ii) income taxes, (iii) depreciation, non-cash expenses and losses, and (iv) amortization, excluding however any unusual items.

●	A ratio of EBITDA to interest expense no less than 2.25:1

●

A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.

●

Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants in order to remain available as at December 31, 2019.

12.	NET FINANCE EXPENSES

	Year ended December 31, 2019	Year ended December 31, 2018

Interest income	$521	$582

Accretion expense on decommissioning and restoration liability	(1,104)	(657)

Interest expense	(33,048)	(34,628)

Amortization of deferred financing costs	(3,726)	(4,216)

Other finance costs*	(1,280)	(1,645)

	$(38,637)	$(40,564)

*Included in other finance costs for the year ended December 31, 2019 is $165 (2018 - $nil) related to interest on lease liabilities (Note 10).

13.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2019 is 210,392,473.

No dividends were declared and paid in the year ended December 31, 2019. In the year ended December 31, 2018, the Company declared and paid a dividend of $0.04 per common share totalling $8,400.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 13, 2019, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the

Page	27

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

As at December 31, 2019, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,039,247 shares, and there were 16,455,912 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at beginning of the year	3,130,000	$4.17	3,640,000	$4.40

Granted during the year	1,090,000	1.30	240,000	3.30

Expired/forfeited during the year	(701,665)	4.24	(750,000)	5.00

Balance at end of the year	3,518,335	$3.26	3,130,000	$4.17

Options exercisable at the end of the year	1,972,223	$4.32	2,183,334	$4.45

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the December 31, 2018 and 2019 periods. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 1,090,000 stock options issued on December 27, 2019 vest 1/3 on December 27, 2020, 1/3 on December 27, 2021 and 1/3 on December 27, 2022. The 200,000 stock options issued on June 30, 2018 vest 1/3 on July 1, 2019, 1/3 on July 1, 2020 and 1/3 on July 1, 2021. The 40,000 stock options issued on June 30, 2018 vest 1/2 on July 1, 2019 and 1/2 on July 1, 2020.

	December 31, 2019	December 31, 2018
Exercise price	$ 1.30	$3.30

Expected volatility	43.33%	30.78%

Expected option life	5 years	5 years

Contractual option life	5 years	5 years

Expected forfeiture	none	none

Expected option cancellation	none	none

Expected dividend yield	0%	0%

Risk-free interest rate	1.64%	2.06%

The following tables reflect the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2019. The Black-Scholes values are measured at the grant date.

Page	28

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

At December 31, 2019
Expiry Date	Black-Scholes Value	Number of Options	Number of Exercisable Options	Exercise Price

April 13, 2020	925	585,000	585,000	4.66

October 14, 2020	133	100,000	100,000	4.21

December 10, 2020	332	295,000	295,000	3.57

June 30, 2021	120	100,000	100,000	6.35

November 3, 2021	214	100,000	100,000	6.96

February 5, 2022	171	100,000	100,000	5.86

December 21, 2022	967	908,335	605,556	3.48

June 30, 2023	203	200,000	66,667	3.30

June 30, 2023	41	40,000	20,000	3.30

December 27, 2024	436	1,090,000	-	1.30

	$3,542	3,518,335	1,972,223	$3.26

The weighted average remaining contractual life of the options outstanding at December 31, 2019 is 2.86 years (2018 - 2.63 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the year:

	December 31, 2019		December 31, 2018
RSU	Number of units	Weighted average value	Number of units	Weighted average value

Balance at beginning of year	368,997	$5.01	488,665	$4.88

Awards and payouts during the period (net):

RSUs awarded	990,000	1.13	-	-

RSUs settled and common shares issued	(289,997)	5.35	(111,668)	4.33

RSUs forfeited	(4,000)	6.49	(8,000)	6.49

Balance at end of the year*	1,065,000	$1.31	368,997	$5.01

*As at December 31, 2019, 16,667 RSUs (2018, 106,668 RSUs) at a weighted average value of $3.90 have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at December 31, 2019 there are no DSUs outstanding.

Page	29

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The share-based payments recognized as an expense for the years ended December 31, 2019 and 2018 are as follows:

	Year ended	Year ended

	December 31, 2019	December 31, 2018
Expense recognized in the period for share-based payments	$789	$1,685

The share-based payment expense for the years ended December 31, 2019 and 2018 is included in selling, general and administrative expenses.

iv.	Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2019	Year ended December 31, 2018
Numerator

Net loss for the year	$(128,758)	$(18,934)

Denominator

For basic - weighted average number of shares outstanding	210,134,192	195,968,588

Effect of dilutive securities	-	-

For diluted - adjusted weighted average number of shares outstanding	210,134,192	195,968,588

Loss Per Share
Basic	$(0.61)	$(0.10)
Diluted	$(0.61)	$(0.10)

For the years ended December 31, 2019, 3,518,335 stock options and 1,065,000 RSUs were not included in the calculation of diluted loss per share since to include them would be anti-dilutive (2018 - 3,130,000 stock options and 368,997 RSUs).

Page	30

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

14.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31, 2019	Year ended December 31, 2018

Selling and marketing	$6,219	$6,607

General and administrative:

Consulting fees and payroll	2,730	2,297

Share-based payment expense	789	1,685

Depreciation	218	21

Office and administration	608	879

Professional fees	1,032	1,579

Promotion and investor relations	322	264

Director fees	258	328

Transfer agent and regulatory fees	452	536

Travel	430	243

	$13,058	$14,439

15.	DERIVATIVE ASSETS AND LIABILITIES

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

●

during each of the two twelve-month periods commencing on December 11, 2017, in an amount not to exceed 10% of the aggregate principal amount of the secured notes at a redemption price equal to 103% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;

●

at any time and from time to time prior to December 15, 2019 in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the secured notes with the proceeds of one or more qualifying equity offerings, at a redemption price equal to 108% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;

●

in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;

●

in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and

●

in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

The Company entered into foreign currency forward swap contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the foreign currency forward swap contracts are recognized in net income or loss as gains or losses on derivatives.

Page	31

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Foreign Currency Forward Contracts

The table below provides a summary of currency contracts outstanding as at December 31, 2019.

Execution Date of Contracts	Settlement Dates of Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)

May 29, 2019	January 7, 2020 to February 6, 2020	$13,430	$1.3430	$10,000

Total		$13,430	$1.3430	$10,000

The following table presents the various derivatives as at December 31, 2019 and 2018:

	December 31, 2019	December 31 2018

Prepayment option embedded derivatives	$200	$1,670

Foreign currency contract derivative	587	(653)

	787	1,017

Current portion of foreign currency contracts	587	(653)

Current portion of derivative assets (liabilities)	587	(653)

Non-current derivative assets	$200	$1,670

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Loss for the years ended December 31, 2019 and 2018:

	Year ended	Year ended

	December 31, 2019	December 31, 2018

Loss on derivative contracts - currency contracts	$(163)	$(653)

(Loss) gain on prepayment option embedded derivative	(1,051)	406

Total	$(1,214)	$(247)

Subsequent to the year ended December 31, 2019, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from March 2, 2020 to June 1, 2021 for notional amounts of US$80,000 or $108,525 with a weighted average price of $1.3566/US$1.

16.	FINANCIAL INSTRUMENTS

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Page	32

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount				Fair value

December 31, 2019	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value

Derivative assets	$-	$787	$-	$787	$-	$787	$-	$787

	$-	$787	$-	$787

Financial assets not measured at fair value

Cash	$34,751	$-	$-	$34,751	34,751	-	-	34,751

Amounts receivable	1,688	-	-	1,688	1,688	-	-	1,688

	$36,439	$-	$-	$36,439

Financial liabilities not measured at fair value

Accounts payable and accrued liabilities	$-	$-	$47,319	$47,319	47,319	-	-	47,319

Secured notes payable	-	-	378,869	378,869	378,083	-	-	378,083

	$-	$-	$426,188	$426,188

	Carrying amount				Fair value

December 31, 2018	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value

Derivative assets	$-	$1,670	$-	$1,670	$-	$1,670	$-	$1,670

	$-	$1,670	$-	$1,670

Financial assets not measured at fair value

Cash	$30,708	$-	$-	$30,708	30,708	-	-	30,708

Amounts receivable	2,478	-	-	2,478	2,478	-	-	2,478

	$33,186	$-	$-	$33,186

Financial liabilities measured at fair value

Derivative liabilities	$-	$653	$-	$653	-	653	-	653

	$-	$653	$-	$653

Financial liabilities not measured at fair value

Accounts payable and accrued liabilities	$-	$-	$48,295	$48,295	48,295	-	-	48,295

Secured notes payable	-	-	408,144	408,144	412,976		-	412,976

	$-	$-	$456,439	$456,439

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 15).

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

Page	33

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The fair value of the secured notes payable is determined using market quoted prices.

Financial instruments risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $1,688 and $2,478 as at December 31, 2019 and 2018, respectively, were collected.

On December 31, 2019 and 2018, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $936 (2018 - $1,247).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company expects that it will be able to meet its obligations as they come due from the positive cash flows of ongoing operations. To achieve this, the Company relies on regular sales throughout the year, generally nine or ten tender sales, in addition to occasional sales of fancies and special diamonds to De Beers, in order to fund ongoing operations. At present, Covid-19 has impacted the Company’s anticipated tender sale scheduled for March 2020. While the Company believes that the revenue from the deferred sale will be realized in the following sales, and that the Company can continue to make sales on an as required basis, in the current environment the Company’s future sales efforts are subject to a significant degree of uncertainty.

Also, the Company has an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. In order for the RCF to remain available, certain financial covenants must be met (Note 11). Being able to maintain positive cash flows from operations and the ability to comply with the RCF covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity, all of which are subject to the effects of the Covid-19 pandemic.

As at December 31, 2019, the Company has an obligation for US$299.9 million or $389.3 million Canadian dollar equivalent (2018 – US$309.9 million or $422.3 Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine, as mentioned in Note 11. The parties under the RCF are granted first priority, if amounts become drawn. Failure to meet the obligations of the secured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine. The impact of recent developments on liquidity markets as a result of COVID-19 is still unknown. The Company continues to monitor the situation surrounding COVID-19 and is prepared to work collaboratively with lenders to fulfill its financial obligations.

Page	34

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$2,482	$-	$-	$-	$2,482
Revolving credit facility stand by charges	770	-	-	-	770
Notes payable - Principal	-	389,262	-	-	389,262
Notes payable - Interest	31,660	63,147	-	-	94,807
Forward Exchange Contracts:
(Inflows)	(13,430)	-	-	-	(13,430)
Outflows	12,978	-	-	-	12,978
	$34,460	$452,409	$-	$-	$486,869

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)        Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2019 and 2018, since the secured notes payable does not have a variable interest rate. At December 31, 2019, the total secured notes payable was US$299.9 million (2018 – US$309.9 million).

(ii)         Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale of its 49% share of the GK Mine diamonds produced in U.S. dollars.

As at December 31, 2019 and 2018, the Company had cash, accounts payable and accrued liabilities, derivative assets, derivative liabilities, financing costs payable and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31,	December 31,

	2019	2018

Cash	$31,682	$16,837

Derivative assets	200	1,670

Accounts payable and accrued liabilities	(3,346)	(2,248)

Derivative liabilities	-	(653)

Secured notes payable	(389,262)	(422,262)

Total	$(360,726)	$(406,656)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2019 and 2018 would have resulted in an increase or decrease to net income for the year of approximately $36.1 million and $40.7 million, respectively.

Page	35

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

17.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

Between 2014 and 2018, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2019, the Company’s share of the letters of credit issued were $23.3 million (2018 - $23.3 million). Subsequent to the year ended December 31, 2019, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, on the same day, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability (Note 9).

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

The balances as at December 31, 2019 and 2018 were as follows:

	December 31,	December 31,

	2019	2018

Payable De Beers Canada Inc. as the operator of the GK Mine*	$12,316	$1,430

Payable to De Beers Canada Inc. for interest on letters of credit	353	352

Payable to key management personnel	567	57

*included in accounts payable and accrued liabilities

Page	36

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The transactions for the years ended December 31, 2019 and 2018 were as follows:

	Year ended	Year ended

	December 31, 2019	December 31, 2018

The total of the transactions:

Kennady Diamonds	$-	$30

International Investment and Underwriting	50	99

Remuneration to key management personnel	2,467	2,917

Diamonds sold to De Beers Canada Inc.	12,582	2,028

Diamonds purchased from De Beers Canada Inc.	16,775	29,774

Finance costs incurred from De Beers Canada Inc.	701	705

Assets purchased from De Beers Canada Inc.	42	-

Management fee charged by the Operator of the GK Mine	4,153	4,153

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2019 and 2018 were as follows:

	Year ended	Year ended

	December 31, 2019	December 31, 2018

Consulting fees, payroll, director fees, bonus and other short-term benefits	$1,903	$1,643

Share-based payments	614	1,324

	$2,517	$2,967

In accordance with International Accounting Standard 24, Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

Page	37

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

18.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2018 – 26.5%):

	December 31, 2019	December 31, 2018

(Loss) before income taxes	$(131,939)	$(14,816)

	26.5%	26.5%

Tax expense calculated using statutory rates	(34,964)	(3,926)

Expenses not deductible (earnings not taxable)	(2,520)	4,656

Change in tax benefits not recognized	37,484	(934)

Current and deferred mining taxes	(3,181)	4,322

Income tax expenses	$(3,181)	$4,118

Current income tax expense	$(7)	$1,148

Deferred tax expense	$(3,174)	$2,970

Components of deferred tax assets and liabilities

	December 31, 2019	December 31, 2018

Deferred tax liabilities

Inventory	$717	$(4,993)

Property, plant & equipment	(6,562)	(25,275)

Derivative assets	(53)	(443)

Deferred tax asset

Non-capital loss carryforwards	5,898	27,537

	$-	$(3,174)

Unrecognized deferred tax assets

Deductible temporary differences for which deferred tax assets have not been recognized are attributable to the following:

	December 31, 2019	December 31, 2018

Property, plant and equipment	$8,823	$4,693

Decommissioning and restoration liability	58,273	57,929

Capital losses	2,923	3,200

Non-capital losses, expiring 2034 to 2039	198,701	34,247

Share issuance cost	150	1,250

Secured notes payable	5,771	36,995

	$274,641	$138,314

Page	38

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

19.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of debt, share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties and ongoing operations (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors, which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time. There is a restrictive covenant on the Company’s ability to pay potential future dividends, which relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. The amount of the dividend, is limited to a maximum dollar threshold which is calculated at an opening basket of US$10 million, plus 50% of the historical consolidated net income reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment.

Management reviews its capital management approach on an ongoing basis.

The Company’s capital is summarized as follows:

	December 31,	December 31,

	2019	2018

Secured notes payable	$378,869	$408,144

Share capital	631,224	629,796

Share-based payments reserve	6,111	6,750

Deficit	(302,523)	(173,765)

	$713,681	$870,925

20.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

Page	39

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at and for the year ended December 31, 2019

	GK Mine	KNP	Total

Sales	$276,334	$-	$276,334

Cost of sales:

Production costs	152,585	-	152,585

Cost of acquired diamonds	16,081	-	16,081

Depreciation and depletion	82,825	-	82,825

Earnings from mine operations	24,843	-	24,843

Impairment loss on property, plant and equipment	115,753	-	115,753

Exploration and evaluation expenses	4,754	4,130	8,884

Selling, general and administrative expenses	13,023	35	13,058

Operating income (loss)	(108,687)	(4,165)	(112,852)

Net finance expenses	(38,635)	(2)	(38,637)

Derivative losses	(1,214)	-	(1,214)

Foreign exchange gains (losses)	20,765	(1)	20,764

Net loss before taxes	$(127,771)	$(4,168)	$(131,939)

Total assets	$651,898	$170,797	$822,695

Total liabilities	$484,270	$2,279	$486,549

Page	40

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2019 and 2018 and

For the Years Ended December 31, 2019 and 2018

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at and for the year ended December 31, 2018

	GK Mine	KNP	Total

Sales	$310,969	$-	$310,969

Cost of sales:

Production costs	117,908	-	117,908

Cost of acquired diamonds	32,611	-	32,611

Depreciation and depletion	79,419	-	79,419

Earnings from mine operations	81,031	-	81,031

Exploration and evaluation expenses	3,511	4,693	8,204

Selling, general and administrative expenses	14,391	48	14,439

Operating income (loss)	63,129	(4,741)	58,388

Net finance expenses	(40,567)	3	(40,564)

Derivative losses	(247)	-	(247)

Foreign exchange gains (losses)	(32,473)	(1)	(32,474)

Other income	81	-	81

Net loss before taxes	$(10,077)	$(4,739)	$(14,816)

Total assets	$810,901	$168,976	$979,877

Total liabilities	$515,246	$516	$515,762

*The acquisition of KNP occurred on April 13, 2018 therefore the period is from the date of acquisition to December 31, 2018.

Page	41

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

This Management’s Discussion and Analysis (“MD&A”) as of March 23, 2020 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2019 and for the years ended December 31, 2019 and 2018. The following MD&A has been approved by the Board of Directors.

The audited consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Page | 2

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

●

Cash at December 31, 2019 was $34,751 with net working capital of $99,402; US$50,000 revolving credit facility remains undrawn. Cash at December 31, 2018 was $30,708 with net working capital of $87,194.

●	During the year ended December 31, 2019, the Company repurchased $13,158 (US$10,000) of outstanding secured notes.

●	Earnings from mine operations for the year ended December 31, 2019 amounted to $24,843 compared to earnings of $81,031 for the same period in 2018.

●

Net losses for the three months and year ended December 31, 2019 were $115,725 and $128,758, or $0.55 and $0.61 loss per share (basic and diluted), respectively, compared to a net loss of $30,204 and $18,934 or $0.15 and $0.10 loss per share (basic and diluted) for the same periods in 2018. Included in net losses for the three months and year ended December 31, 2019 is an impairment loss of $115,753 on property, plant and equipment. Before the impairment loss, the Company had net income of $28 for the three months ended December 31, 2019 and net loss of $13,005 for the year ended December 31, 2019. Adjusted EBITDA for those periods were $17,648 and $87,055 compared to $26,512 and $139,157 (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

●

The Company conducted two sales in the fourth quarter of 2019 totaling 613,000 carats. The third sale from Q3 2019, closed on September 27, 2019 which resulted in 159,000 carats being recognized in Q4 of 2019 for accounting purposes. The amount of revenue recognized in October for the 159,000 carats was approximately US$13.0 million or $17.1 million. The total revenue recognized on the 772,000 carats in the fourth quarter was $65,032 at an average realized value of $84 per carat (US$64) compared to sales in the fourth quarter of 2018 totaling 823,000 carats and recognized revenue of $70,477 at an average realized value of $86 per carat (US$65). Revenue for the year ended December 31, 2019 totaled $276,334 including direct sales of fancies and specials made to De Beers Canada Inc. at an average realized value of $84 per carat (US$63) compared to revenue for the year ended December 31, 2018 of $310,969 at an average realized value of $96 per carat (US$74).

●

Mining of waste and ore in the 5034 and Hearne open pits for the year ended December 31, 2019 was approximately 31,036,000 tonnes and 12,189,000 tonnes, respectively, for a total of 43,225,000 tonnes. This represents a 4% increase in tonnes mined over the comparative period in 2018. Ore mined for the year totaled 3,247,000 tonnes, with approximately 228,000 tonnes of ore stockpile available at year end on a 100% basis. For the comparative year ended December 31, 2018, ore mined totaled 2,908,000 tonnes, with approximately 554,000 tonnes of ore stockpile on a 100% basis.

●

For the year ended December 31, 2019, the GK Mine treated approximately 3,581,000 tonnes of ore and recovered approximately 6,821,000 carats on a 100% basis for an average recovered grade of approximately 1.90 carats per tonne (“cpt”). For the comparative year ended December 31, 2018, the GK Mine treated approximately 3,194,000 tonnes of ore and recovered approximately 6,937,000 carats on a 100% basis for an average recovered grade of approximately 2.17 cpt. The average grade for the year has been lower than the average for 2018 due to a combination of lower grade ore being processed and bottom cut-off modifications made to the plant. The lower grade and carats recovered are primarily due to the mining and processing of lower grade ore tonnes from the 5034 Southwest Corridor “SWC”, in addition to larger volumes of ore tonnes mined and treated from the 5034 Center Lobe, which has the lowest grade of the 5034 Kimberlite.

●

Cash costs of production, including capitalized stripping costs, for the three months and year ended December 31, 2019 were $103 per tonne for both periods, and $49 per carat recovered and $54 per carat recovered, respectively (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

●

The Wilson kimberlite was discovered during the 2019 near-mine exploration program. It is the first new kimberlite discovery at Gahcho Kué in 20 years, with portions of the kimberlite within the planned pit

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outline for Tuzo. There is insufficient information to classify Wilson in mineral reserves at December 31, 2019.

●

At the Kennady North Project, the Company updated the Inferred Mineral Resource estimate for the Faraday 2 kimberlite to include 5.45 million carats of diamonds contained in 2.07 million tonnes of kimberlite, with an overall grade of 2.63 carats per tonne and an average value of US$140 per carat. This represents a 49% increase in total tonnes and 74% increase in total carats for the Faraday 2 kimberlite.

The following table summarizes key operating highlights for the three months and year ended December 31, 2019 and 2018.

		Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018

GK operating data

Mining

*Ore tonnes mined	kilo tonnes	891	671	3,247	2,908

*Waste tonnes mined	kilo tonnes	10,199	10,695	39,978	38,536

*Total tonnes mined	kilo tonnes	11,090	11,366	43,225	41,444

*Ore in stockpile	kilo tonnes	228	554	228	554

Processing

*Ore tonnes treated	kilo tonnes	937	751	3,581	3,194

*Average plant throughput	tonnes per day	10,297	8,168	9,811	8,751

*Average diamond recovery	carats per tonne	2.11	2.06	1.90	2.17

*Diamonds recovered	000’s carats	1,978	1,546	6,821	6,937

Approximate diamonds recovered-Mountain Province	000’s carats	969	758	3,342	3,399

Cash costs of production per tonne, net of capitalized stripping**		$99	92	91	80

Cash costs of production per tonne of ore, including capitalized stripping**		$103	126	103	101

Cash costs of production per carat recovered, net of capitalized stripping**		$47	45	48	37

Cash costs of production per carat recovered, including capitalized stripping**		$49	61	54	47

Sales

Approximate diamonds sold - Mountain Province***	000’s carats	772	823	3,284	3,253

Average diamond sales price per carat	US	$64	$65	$63	$74

* at 100% interest in the GK Mine

**See Non-IFRS Measures section

***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP”). On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. The Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

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During the year ended December 31, 2019, the Company held ten sales in Antwerp. The Company currently has nine sales scheduled in 2020.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies – 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2018, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2019, the Company’s share of the letters of credit issued were $23.3 million (2018 - $23.3 million).

Mining and Processing

For the three months and year ended December 31, 2019, on a 100% basis, a total of 11.0 million and 43.2 million tonnes of waste and ore respectively, had been extracted from the 5034 and Hearne open pits, compared to planned production of approximately 10.6 million and 45.2 million tonnes (103% and 95% of plan). The lower mining efficiency was as a result of harsher weather conditions than normal and equipment availability issues during the winter months. For the year ended December 31, 2018, a total of 41.4 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pit, compared to an original plan of approximately 43.3 million tonnes (96% of plan). The shortage of tonnes in the period was effectively offset by the steepening of the pit walls.

Total ore tonnes mined in the three months and year ended December 31, 2019 were 891,000 tonnes and 3,247,000 tonnes, compared to 671,000 tonnes and 2,908,000 tonnes for the same periods in 2018. The total ore tonnes mined were slightly higher than the comparative Q4 period.

For the three months and year ended December 31, 2019, 937,000 tonnes and 3,581,000 tonnes of kimberlite ore were treated, (compared to an original plan of 803,000 tonnes and 3,150,000 tonnes) with 1,978,000 carats and 6,821,000 carats (100% basis), being recovered at a grade of 2.11 carats per tonne and 1.90 carats per tonne respectively (For the three months and year ended December 31, 2018 – 751,000 tonnes and 3,194,000 tonnes of kimberlite ore were treated, with 1,546,000 carats and 6,937,000 carats being recovered, at a grade of 2.06 carats per tonne and 2.17 carats per tonne). The average grade for the year has been lower than the average for 2018 due to a combination of lower grade ore being processed and bottom cut-off modifications made to the plant. The lower grade and carats recovered are primarily due to the mining and processing of lower grade ore tonnes from the 5034 SWC, in addition to larger volumes of ore tonnes mined and treated from the 5034 Center Lobe, which has the lowest grade of the 5034 Kimberlite. The bottom-cut off modifications assisted in the achievement of increased plant throughput in 2019.

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The plant treated 937,000 tonnes and produced over 1,978,000 carats in Q4 2019, 25% higher than the same period last year and slightly ahead of expectations for the year. The GK plant continues to perform well and the plant modification and changes have shown positive results demonstrated by record daily throughputs being achieved. The GK Mine achieved its 2019 production guidance of 6.6 – 6.9 million carats as a result of increased throughput which partially offset the impact of the bottom cutoff modification. The plant performed well, however, the impact of the planned treatment of lower grade ore changes to the process blend and increased bottom cut off size have had a negative impact in the overall carat count recovered. Mining higher than budget ore tonnes from the 5034 pit and less than budget ore from Hearne pit have also contributed to the change to process blend. At December 31, 2019, there was approximately 228,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available from the stockpile and 5034 and Hearne pits to meet the planned process throughput rates for 2020.

At December 31, 2019, the GK Mine had 653,031 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 617,038 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 902,613 carats in inventory.

Diamond Sales

The Company undertook two sales during the fourth quarter of 2019 in Antwerp, Belgium and anticipates holding nine sales in 2020. The majority of the Company’s revenue is derived from its sales on the open market, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the year ended December 31, 2019 was US$63 per carat. The average realized value per carat for all sales held for the year ended December 31, 2018 was US$74 per carat.

The following chart summarizes the sales for the trailing eight quarters:

* Although the final auction in this quarter closed on June 22, 2018, the sale of 43,000 carats occurred during the first half of July for IFRS purposes. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

** Although the final auction in this quarter closed on September 27, 2019, the sale of 159,000 carats occurred during October for IFRS purposes. The amount of revenue recognized in October for the 159,000 carats was approximately US$13.0 million or $17.1 million.

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The following table summarizes the results for sales in 2019:

	000’s of carats sold	Gross proceeds (US$ 000’s)	Revenue/carat (US$)

Q1	644	$45,810	$71

Q2	1,077	$71,712	$67

Q3(1)	950	$54,559	$57

Q4	613	$36,165	$59

Total	3,284	$208,246	$63

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Although 950,000 carats were successfully sold, in accordance with IFRS only 791,000 carats could be recognized as sales proceeds in the quarter. The remaining 159,000 carats were recognized in Q4 2019. The amount of revenue recognized for the 159,000 carats was approximately US$13.0 million or $17.1 million.

The following table summarizes the results of sales in 2018:

	000’s of carats sold	Gross proceeds (US$ 000’s)	Revenue/carat (US$)

Q1	527	$52,358	$99

Q2(1)	1,157	$84,956	$73

Q3	746	$49,067	$66

Q4	823	$53,629	$65

Total	3,253	$240,010	$74

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Although 1,157,000 carats were successfully sold, in accordance with IFRS only 1,114,000 carats could be recognized as sales proceeds in the quarter. The remaining 43,000 carats were recognized in Q3 2018. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

The Company held ten sales during 2019. These sales were well attended by customers, which enabled the Company to maximize revenue and sell 100% of its share of 2019 Gahcho Kué production. This is a very positive outcome considering the high levels of rough stock held by most of the major producers through 2019. Rough diamond prices across all categories remained under pressure through 2019, including the larger, better-quality product categories which saw price gains early in the year. This pressure on rough diamond prices is not unique to the Company and is addressed in the Diamond Outlook section below.

After three successful years of sales, the Gahcho Kué goods are now firmly established in the market and attract regular and sustained interest from customers. The Gahcho Kué orebodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.

The Company’s diamonds have established a strong market and customer base. With the exception of some industrials, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China.

Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early stage development of a diamond marketing brand that promotes the unique attributes of our diamonds to support demand through their distribution channels with the potential to reach the consumer level.

Given the complexities of the Gahcho Kué rough diamond product profile and the nature of the Joint Venture’s production splitting process, the mix of diamond categories present in an individual sale may differ. Each sale’s results can and may vary.

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2020 Production Outlook

Sentiment in the rough diamond market became slightly more optimistic towards the end of 2019 and remained relatively positive in early 2020 during the first selling cycle of the year. However, the rapid global spread of a novel coronavirus (“COVID-19”) has reversed that momentum coincident with the surge in volatility in global capital markets. Though the full extent of the impact of COVID-19 is still unknown at the moment, the Company believes, that like many other businesses, COVID-19 will have a material impact on 2020 sales. At this stage the Company withdraws all guidance metrics while the COVID- 19 impacts continue to be assessed on an on-going basis.

The rapid spread of COVID-19 around the globe, and accompanying restrictions on mobility, pose a potential risk and disruption to mine operations. The Company, along with De Beers Group Canada, have taken all the necessary precautions to prioritise the health and wellbeing of all employees by implementing the responsible and appropriate health monitoring policies and travel restrictions in order to ensure a safe working environment. COVID-19 developments and best practises continue to be monitored and implemented on a daily basis.

Diamond Outlook

The diamond industry experienced difficult conditions through 2019 for both rough and polished goods as the market struggled to balance demand and supply.

Rough diamond sales were reportedly down over 25%, or US$ 2.5 billion, from the previous year as major producers delivered lower volumes to polished manufacturers in an attempt to balance sales with demand. Prices across all rough diamond categories remained under pressure through 2019. In the second half of 2019, both majors offered their customers increased purchasing flexibility, and price decreases to better align pricing with the market. The reduction in 2019’s global rough supply of diamonds positively impacted the rough market at the close of 2019 and set the stage for a stronger diamond pipeline in 2020. The mid-term supply fundamentals, particularly for cheaper rough diamond categories, were more positive with the anticipated closure of older mines.

During 2019, prices for polished diamonds decreased with higher end categories registering the largest declines. Rapaport’s RapNet Diamond Index (RAPI™) for 1 carat and 3 carat diamonds declined 5% and 16% respectively through 2019. However, towards the end of the year and into January 2020, polished prices did show signs of stabilising.

Evolution in consumer purchasing behaviour is impacting inventory management across the value chain. Multi-channel jewellery shopping and online diamond trading are providing consumers with greater access to pricing and product information. The market share of online sales of diamond jewellery is increasing in all major markets, although still at a lower level than other luxury consumer goods. Retailers are adjusting their buying and distribution strategies accordingly.

Growth in the lab-grown diamond segment is expected to continue, as industrial capacity increases and production costs decline. Retail prices for lab-grown product continue to fall against natural diamonds. Bain and Company estimates that at the end of 2019, an LGD product is retailing at a 50-55% price discount to an equivalent natural stone, compared to a 20% discount three years ago. Though awareness of LGDs is growing at the retail level, particularly in North American markets, the level of acceptance by consumers is yet to be established. The natural diamond industry is making concerted efforts to safeguard clear demarcation between the two product segments, by boosting generic and branded natural diamond marketing campaigns and continuing to invest in and promote LGD detection technologies.

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Broader macro-economic uncertainties continued to weigh on the diamond industry through 2019. Chinese growth rates slowed, due to US-China trade tensions, depreciation of the yuan against the US dollar and continuing unrest in Hong Kong. In January 2020 on the back of solid results at retail in the major diamond jewellery markets, the industry saw early signs of recovery along the diamond distribution pipeline. However, the continued threat of COVID-19’s global spread has cast widespread uncertainty throughout the industry. In China, as the outbreak coincided with the Lunar New Year, it effectively negated this market’s all-important, diamond jewellery selling season. At present there is significant uncertainty regarding the global magnitude this will have upon the diamond industry and future impacts on diamond prices and demand.

Gahcho Kué Capital Program

During the year ended December 31, 2019, stay in business capital items, including the gymnasium, office upgrades, electrical and instrumentation shop upgrades, and several pumping upgrades to assist with dewatering had taken place. All capital additions in the period are considered sustaining capital expenditure, and were on budget. Stay in business capital does not include deferred stripping.

GAHCHO KUÉ EXPLORATION

Exploration drilling conducted in 2019 focused on finding kimberlite east of the Tuzo kimberlite, resulting in the discovery of the Wilson kimberlite. The Wilson kimberlite is the first new discovery at Gahcho Kué in 20 years. The kimberlite subcrops under lake sediment and includes drill intersects up to 119 meters of tuffisitic and hypabyssal kimberlite. The Wilson kimberlite also lies within the current planned open-pit mine plan for the Tuzo kimberlite. Two phases of drilling were completed in 2019, with a total of 28 drillholes completed on the body. The drilling results are summarized in the table below.

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Wilson Kimberlite – 2019 Drilling Results (reported June 11, 2019 and December 23, 2019)

			Kimberlite Intersect[1] (m)
Drill Hole	Azimuth	Inclination	From	To	Length	Intersect True Thickness[2] (m)	End of Hole (m)
MPV-19-496C	199	-57	18.54	137.67	119.13	--[4]	302
			152.15	207.06	54.91	--[4]
			212.76	214.15	1.39	--[4]
MPV-19-497C	255	-56	23.00	34.26	11.26	--[4]	77
MPV-19-498C	143	-56	16.75	33.00	16.25	--[4]	62
MPV-19-499C	79	-57	--	--	--	--[5]	65
MPV-19-500C	319	-61	23.00	66.00	43.00	--[4]	96
MPV-19-501C	274	-71	45.00	121.60	76.60	25.30	205
			132.70	174.00	41.30	13.50
MPV-19-503C	329	-66	--	--	--	--[5]	164
MPV-19-504C	94	-56	56.96	110.10	53.14	30.00	152
MPV-19-505C	57	-64	104.26	165.72	61.46	23.20	200
MPV-19-506C	107	-58	107.90	134.00	26.10	14.10	158
MPV-19-507C	274	-47	43.00	44.90	1.90		206
			60.60	83.67	23.073
			146.50	174.40	27.90	19.10
MPV-19-508C	278	-58	197.00	214.00	17.00	8.90	274
			236.25	240.85	4.60
			244.65	246.35	1.70
MPV-19-509C	299	-48	--	--	--	--[5]	265
MPV-19-510C	282	-51	--	--	--	--[5]	401
MPV-19-511C	305	-51	209.25	275.28	66.03	38.20	318
MPV-19-512C	295	-46	274.58	321.54	46.96	32.70	353
MPV-19-513C	292	-52	98.85	104.00	5.153		428
			172.30	176.70	4.40
			258.20	300.62	42.40	--[6]
			370.50	395.74	25.24	13.40
MPV-19-514C	272	-55	70.40	76.25	5.85		401
			178.08	180.40	2.32
			206.22	226.60	20.38	--[6]
			226.50	230.80	2.303
			233.00	236.62	3.623
			251.77	257.50	5.733
MPV-19-515C	288	-45	235.77	304.4	68.63	50.10	335
MPV-19-517C	265	-50	--	--	--	--[5]	329
MPV-19-518C	282	-53	81.10	89.15	8.05	--[3]	428.7
			180.65	182.55	1.90	--[3]
			197.90	225.75	27.85	--[3]
			301.50	305.55	4.05	--[3]
MPV-19-519C	259	-53	--	--	--	--[5]	278.0
MPV-19-520C	296	-51	215.00	228.05	13.05	--[3]	350
			234.75	236.93	2.18	--[3]
			245.40	251.77	6.37	--[3]
			289.10	319.60	30.50	19.10
MPV-19-521C	303	-50	159.05	209.27	50.22	30.40	251
MPV-19-522C	208	-57	117.22	187.00	69.78	--[4]	317
			191.00	249.62	58.62	--[4]
			285.15	286.85	1.70	--[3]
MPV-19-524C	280	-45	81.85	104.50	22.65	16.10	127
MPV-19-525C	242	-45	40.50	92.50	52.00	27.70	131

1Intersects are not true thicknesses. 2Defined as the horizontal distance between kimberlite/country rock pierce points, assuming that Wilson has vertical contacts with the adjacent country rock. True thicknesses are not determined for narrow intersects outside of the main Wilson body. 3A mix of kimberlite dyke material emplaced into diabase. 4Intersects are collared in kimberlite and/or along the strike length of the kimberlite. 5No kimberlite intersected. 6Further drilling is required to determine a true thickness and its relationship to Wilson.

Three-dimensional modeling has confirmed that Wilson is elongated north-south with roughly vertical contacts, and with a greater volume of kimberlite to the north. Drilling has also confirmed that several ancillary kimberlite sheets exist east of and adjacent to the Wilson body. Images of the Wilson kimberlite in plan and cross-sectional view are provided below.

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Representative samples of the core from the discovery drillhole were shipped to the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (“SRC”) for caustic fusion recovery of microdiamonds. A total of 480 diamonds were recovered in the +0.075mm size classes from a 115.2 kilogram sample. After further drilling, an additional 1,702 kilograms were collected from two drillholes that best represented the extent of the body. With the exception of representative samples saved for future study, all kimberlite from both drillholes representing the Wilson body was processed for microdiamond recovery. A total of 5,560 diamonds were recovered from the +0.075mm size classes, including eighty-six +0.85mm diamonds weighing a total of 2.33 carats. The combined results of the microdiamond testing are summarized in the table below.

Wilson Kimberlite – 2019 Microdiamond Results (reported June 11, 2019 and December 23, 2019)

Total Weight	Number of Diamonds According to Sieve Size Fraction (mm)											Total of +0.075 stones

Kg	+0.075	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360
	-0.106	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350
1702	2066	1372	863	532	333	200	108	61	16	5	4	5560

The microdiamond samples were sealed either at the mine site (for the first 115.2kg) or at the De Beers logging facility in Calgary (for the second 1,702kg) with chain of custody protocols in place during their transit and receipt at the SRC. The SRC is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

The drilling results for the Wilson kimberlite are not sufficiently well-constrained to define a Mineral Resource, and as such the Wilson kimberlite is considered a Target for Further Exploration (TFFE). Based on drilling and 3D modeling to date, a potential range from 2.0-3.0 million tonnes is estimated for the Wilson kimberlite. The estimate of a TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Resource, and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Resource.

Additional drilling on the northeast extension of 5034 (‘NEX’) and demonstrated that NEX completely encloses the historical North Pipe discovery. Twelve drillholes were completed in 2019 and intersected 763.35 meters of kimberlite over a total of 6,716.5 meters. Results are summarized in the table below.

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5034-NEX Kimberlite – 2019 Drilling Results (reported here)

			Kimberlite Intersect[1] (m)
Drill Hole	Azimuth	Inclination	From	To	Length		Intercept Horizontal Thickness (m)	End of Hole (m)
MPV-18-477C3	311	-50	183	239.5	56.5		37	330.00
MPV-18-478C4	134	-55	393.8	438.3	44.5		33	473.00
MPV-18-479C	127	-62	367.13	414.13	47		23	512.00
MPV-18-481C	134	-64	324.15	457.07	132.92		60	560.00
			532.70	542.20	1.91	[3]	1.6[6]
MPV-18-482C	122	-48	355.92	418.7	62.78		51	512.00
MPV-18-483C	131	-51	355.82	402.75	46.93		41	461.00
MPV-18-486C	239	-54	374.30	515.15	140.85		105	662.00
			652.08	653.70	1.62		1.2[6]
MPV-18-490C	144	-57	473.38	500.21	26.83		23	570.50
			533.80	538.00	4.10		3.8[6]
MPV-19-491C	115	-61	438.65	458.65	20		10	648.00
			493.35	509.77	16.42		8
			632.80	634.38	1.58		1.2[6]
MPV-19-492C	128	-59	434.1	470.77	36.67		22	593.00
			481.97	490	8.03		5
			558.74	562.3	1.76	[4]	3.37[6]
MPV-19-493C	294	-58	640.15	663.23	23.08		13	735.00
			685.97	691.75	0.6	[5]	4.55[6]
			701.05	704.92	3.87		3[6]
MPV-19-495C	88	-62	580.45	630.45	50.00		31	660.00

1Intercepts are not true thicknesses. 2Defined as the horizontal distance between drillhole pierce points, based on the NEX as elongate, striking roughly N45E and with vertical contacts. 3The 1.91m of kimberlite is interspersed with granite over a total interval of 9.5m. 4The 1.76m of kimberlite is interspersed with granite over a total interval of 3.56m. 5The 0.6m of kimberlite is interspersed with granite over a total interval of 5.78m. 6Dyke intersections are calculated as vertical thickness.

Detailed petrography, whole rock geochemistry and groundmass mineral chemistry studies conducted by De Beers confirmed that the lithological units defined in 5034 continue into NEX. The relationship of the NEX to 5034 is shown in the image below.

Representative samples of the NEX core were shipped to the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (“SRC”) for caustic fusion recovery of microdiamonds. A total of 3,663 diamonds were recovered in the +0.075mm size classes from 413.1 kilograms of kimberlite. The combined results of the microdiamond testing are summarized in the table below.

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5034-NEX Kimberlite – 2019 Microdiamond Results (reported here).

Total Weight	Number of Diamonds According to Sieve Size Fraction (mm)											Total of +0.075 stones

Kg	+0.075	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360
	-0.106	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350
0.4131	1209	949	590	407	226	137	81	38	21	5	0	3663

The microdiamond samples were sealed at the De Beers logging facility in Calgary with chain of custody protocols in place during their transit and receipt at the SRC. The SRC is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

In August 2018, a high-resolution aeromagnetic survey with a superconducting quantum interference device (‘SQUID’) was completed. The SQUID survey incorporated a total of 1,630 line kilometers with tie lines at 200 meters spacing and survey lines at 35 meter spacing. The SQUID results, combined with historical indicator mineral, magnetic, EM and gravity data, were used to identify several potential target areas in the GK lease area. These target areas were subjected to ground gravity and OhmMapper resistivity surveys beginning in late 2019 that were used to refine and rank the target areas. A total of ten target areas are scheduled for drill-testing as part of the winter 2020 exploration program.

The application of vibroseismic methods for delineating contacts between country rock and kimberlite was also investigated on the 5034-NEX and Wilson kimberlites. A total of 4,698 meters of single drillhole readings were collected. The results determined that the kimberlite-country rock contacts were resolvable, but not at a level sufficient for mining applications.

KENNADY NORTH PROJECT

The Kennady North property covers a portion of the southeastern Slave Geological Province, an Archean terrane ranging in age from 4.03 Ga to 2.55 Ga. The area consists of granodiorite, high-grade gneiss and migmatite, along with volcanic and sedimentary supracrustal rocks typical of many greenstone belts in the Slave Province. The kimberlite bodies in the Kennady Lake/Gahcho Kué area were emplaced between 531-542Ma during the Cambrian Period. Erosional processes since emplacement may have been significant, stripping the kimberlites almost to their root zones but still preserving the hypabyssal and diatreme facies. The Kennady North property hosts five known kimberlites to date; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. The following map shows the location of the Kennady North property relative to the GK Mine, and the holdings consist of 22 federal leases and 58 claims covering an area of 67,164 hectares.

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KENNADY NORTH PROJECT EXPLORATION

Exploration at Kennady North commenced in the early 1990’s and resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. Kennady Diamonds implemented significant diamond sampling programs between 2014 and 2018, resulting in the estimation of resources for the Kelvin and Faraday bodies as described in detail below.

Exploration conducted in winter 2019 had two objectives; to remove heavy equipment from previous bulk sampling programs, and to drill-test exploration targets located three to four kilometers southwest of the Gahcho Kué Mine. The first objective was successfully completed, but drill testing of priority targets was hindered by flight-restrictive weather for the helicopter-supported drill program. Only five drill holes totaling 917 meters of the 2,000 meter program were completed and no kimberlite was intersected.

A brief summer 2019 exploration program was conducted in which 55 till samples were collected for kimberlite indicator mineral processing. Eight claims were surveyed for conversion to leases, and for nine other claims, assessment work in the form of till sampling and mapping was also conducted. Continued collection and compilation of geotechnical and environmental data was also conducted near the Kelvin and Faraday kimberlites.

Drilling completed at Faraday 2 along with a repricing and remodeling of its diamonds recovered from historic sampling programs were used to generate an updated mineral resource estimate for the body. The Inferred Mineral Resource includes 5.45 million carats of diamonds contained in 2.07 million tonnes of kimberlite, with an overall grade of 2.63 carats per tonne and an average value of US$140 per carat. This represents a 49% increase in total tonnes and a 74% increase in total carats for the Faraday 2 kimberlite. The Inferred Mineral Resource at Faraday 2

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has been updated to include the northwest extension, which was discovered in 2017 and extended the kimberlite by 150 meters.

Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites have been adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available at www.sedar.com.

The work outlined in these reports has defined a total Indicated Mineral Resource for the Kelvin kimberlite of 8.5 million tonnes at an average grade of 1.6 carats per tonne and an overall average diamond value of US$63 per carat. The Inferred Mineral Resource for Faraday 1-3 has been determined with 1.87 million tonnes at an average grade 1.04 carats per tonne and overall diamond value of US$75 per carat. At Faraday 2 the 2019 Inferred Mineral Resource update is 2.07 million tonnes at an average grade of 2.63 cpt and an average diamond value of US$140 per carat. This represents a 49% increase in total tonnes and 74% increase in total carats over the 2017 Inferred Resource estimate for the Faraday 2 kimberlite. All estimates are on the basis of a 1mm bottom cut-off. Details are provided in the table below.

Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019 NI43-101 Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75
(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

RESULTS OF OPERATIONS

The Company, as discussed above, held ten sales of diamonds during the year ended December 31, 2019.

SELECTED ANNUAL INFORMATION

	December 31	December 31	December 31
Expressed in thousands of Canadian dollars	2019	2018	2017
	$	$	$
Sales	276,334	310,969	170,108
Earnings from mine operations	24,843	81,031	52,133
Operating (loss) income	(112,852)	58,388	36,068
Net (loss) income for the year	(128,758)	(18,934)	17,152
Basic and diluted (loss) earnings per share	(0.61)	(0.10)	0.11
Cash flow provided by (used in) operating activities	79,359	135,903	42,651
Cash flow provided by (used in) investing activities	(27,574)	(79,673)	41,177
Cash flow provided by (used in) financing activities	(47,479)	(68,137)	(48,693)
Balance Sheet
Total assets	822,695	979,877	795,066
Total non-current financial liabilities	435,974	466,240	425,709
Total cash dividends declared per common share	-	0.04	-

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In the year ended December 31, 2019, diamond sales related to 3,284,000 carats sold for $276,334 (US$208,246), compared to 3,253,000 carats sold for $310,969 (US$240,010) and to 1,986,000 carats sold for $170,108 (US$134,253) for the same periods in 2018 and 2017, respectively. The first four sales of 2017 were not recognized as sales on the statement of comprehensive (loss) income due to the transition to commercial production in the period, hence the lower earnings from mine operations and operating income, when comparing to 2018. Given the decrease in realized diamond prices, earnings from mine operations and operating income were lower in 2019, compared to 2018. Net income (loss), is affected by unrealized foreign exchange gains (losses) from period to period on US$ denominated debt. The Company has reported strong cash flows provided by operating activities in 2019 and 2018, as compared to 2017. Cash flows from investing activities mainly represent the capital expenditure and development costs spent on the GK Mine, with 2017 being the outlier, as revenue earned prior to the declaration of commercial production was captured in investing activities, net of additions to property, plant and equipment. Cash flows used in financing activities have been a direct result of interest charges, and repurchases related to the secured notes payable, and the previous Loan Facility which existed prior to the secured notes payable financing which closed on December 11, 2017. As a result of positive operating income, and the acquisition of Kennady Diamonds Inc. during 2018, total assets grew significantly from 2017 to 2018. Overall assets have decreased, as expected, during 2019 as significant property, plant and equipment pools have been depreciated and depleted, an impairment loss on property, plant and equipment has been incurred, while the stay in business capital requirements have reduced.

In the year ended December 31, 2018, the Company declared and paid its inaugural dividend of $0.04 per common share totaling $8,400. In 2019 and 2017, the Company did not pay a dividend.

SUMMARY OF FULL YEAR 2019 FINANCIAL RESULTS

Year ended December 31, 2019 compared to the year ended December 31, 2018, expressed in thousands of Canadian dollars.

For the year ended December 31, 2019, the Company recorded a net loss of $128,758 or $0.61 loss per share compared to $18,934 net loss or $0.10 loss per share for the same period in 2018. A significant difference was earnings from mine operations of $24,843 in the year ended December 31, 2019, compared to $81,031 for the same period in 2018. The main reason for the significantly higher net loss for the year ended December 31, 2019, compared to the same period in 2018, was the impairment loss on property, plant and equipment for $115,753. These foreign exchange gains and losses primarily comprise unrealized amounts from the translation of the US dollar denominated balance sheet items, the majority of which is the secured notes payable, with an unrealized gain in 2019 of $20,224 (2018: unrealized loss of $32,058).

Earnings from mine operations

Earnings from mine operations for the year ended December 31, 2019 were $24,843, compared to $81,031 for the same period in 2018. For the year ended December 31, 2019, diamond sales related to 3,284,000 carats were $276,334 (US$208,246), or approximately $84 per carat sold, compared to 3,253,000 carats for $310,969 (US$240,010), or approximately $96 per carat sold, for the same period in 2018. Production costs (net of capitalized stripping costs) related to diamonds sold for the year ended December 31, 2019 were $152,585; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2019 were $82,825; and the cost of acquired diamonds for the year ended December 31, 2019 was $16,081, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production cost per carat was approximately $77 per carat sold. Resultant earnings from mine operations were $24,843. Production costs (net of capitalized stripping costs) related to diamonds sold for the year ended December 31, 2018 were $117,908; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2018 were $79,419; and the cost of acquired diamonds for the year ended December 31, 2018 was $32,611, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production cost per carat was approximately $71 per carat sold. Resultant earnings from mine operations were $81,031. The increase in production costs for the year ended December 31, 2019, over the same period in 2018, is mainly due to the higher costs of payroll and employee benefits for staff of the GK Mine, higher surface area disturbance estimate, as well as increased materials usage in treatment costs of the ore kimberlite.

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Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2019 were $13,058 compared to $14,439 for the same period in 2018. The decrease in selling, general and administrative costs can partially be attributed to the decrease in selling and marketing costs, as 2019 rates related to certain contracts and selling costs were actively negotiated in the Company’s favour. Also, this can be attributed to the decrease in professional fees, given that 2018 had additional professional fees associated with the completion of the KNP acquisition. Finally, given the long period since previous stock option and RSU award grants, share based payment expense decreased significantly from $1,685 to $789. All other selling, general and administrative costs were consistent between 2019 and 2018. The significant expenses included in these amounts for the year ended December 31, 2019 were $6,219 relating to selling and marketing, $2,730 related to consulting fees and payroll, $1,032 related to professional fees, and $789 relating to share-based payment expense. The significant expenses included in these amounts for the year ended December 31, 2018 were $6,607 relating to selling and marketing, $2,297 related to consulting fees and payroll, $1,579 related to professional fees, and $1,685 relating to share-based payment expense.

Exploration and evaluation expenses

Exploration and evaluation expenses for the year ended December 31, 2019, were $8,884, compared to $8,204 for the same period in 2018. Exploration and evaluation expenses have increased in the period due to the acquisition of Kennady Diamonds Inc., which was effective April 13, 2018, and the exploration on the properties of the GK Mine have ramped up with the goal of identifying targets for adding potential resources. Kennady Diamonds Inc. owns the rights to the Kennady North Project, which continue to be further developed through continuous exploration and evaluation drill programs. As mentioned above, a program was also conducted in summer 2018, including a geotechnical drillhole completed at Faraday 2 and continued collection of baseline environmental data for the project as a whole. At the GK Mine, the exploration and evaluation expenses were comprised of airborne magnetics and electromagnetics, and a ground gravity survey conducted in the region between the Tesla and Tuzo kimberlites and within the Southwest Corridor. Of the $8,884 total exploration and evaluation expenses incurred in the year ended December 31, 2019, $4,754 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $4,130 related to those spent on the KNP. Of the $8,204 total exploration and evaluation expenses incurred in the year ended December 31, 2018, $3,511 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $4,639 related to those spent on the KNP.

Net finance expenses

Net finance expenses for the year ended December 31, 2019 were $38,637 compared to $40,564 for the same period in 2018. Included in these amounts for the year ended December 2019 were $38,054 relating to finance costs, $1,104 relating to accretion expense on decommissioning liability and $521 relating to interest income. Included in these amounts for the year ended December 2018 were $40,489 relating to finance costs, $657 relating to accretion expense on decommissioning liability and $582 relating to interest income. Finance costs have decreased for the year ended December 31, 2019 compared to 2018 mainly due to lower average US denominated debt balance outstanding on the secured notes payable after taking into account the US$20.06 million secured note repurchases in 2018 and the additional US$10 million secured notes repurchases in Q3 2019. All finance expenses in 2019 and 2018 were recurring interest expenses and other financing costs on the secured notes payable. The increase in accretion expense on decommissioning liability is due to a higher decommissioning liability balance. Interest income in 2019 slightly decreased, mainly due to a lower average cash balance held throughout the year.

Foreign exchange gains (losses)

Foreign exchange gains (losses) for the year ended December 31, 2019 were $20,764 compared to losses of $32,474 for the same period in 2018. The foreign exchange gains for the year ended December 31, 2019 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the period end. The majority of the foreign exchange gains for the year ended December 31, 2019 relates to the unrealized gains associated with the translation of the U.S. dollar based secured notes payable, which is not closely tied to operational metrics. At December 31, 2019, the

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spot exchange rate was $1.2978/US$1 compared to $1.3624/US$1 at December 31, 2018. At December 31, 2018, the spot exchange rate was $1.3624/US$1 compared to $1.2571/US$1 at December 31, 2017. The foreign exchange losses for the year ended December 31, 2018 was a result of the Canadian dollar weakening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the period end.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars

			Three months ended
		December 31 2019	September 30 2019	June 30 2019	March 31 2019

Earnings and Cash Flow
Number of sales		2	3	3	2
Sales	$	65,032	54,832	95,774	60,696
Operating (loss) income	$	(118,104)	(11,149)	12,762	3,639
Net (loss) income for the period	$	(115,725)	(25,785)	10,255	2,497
Basic and diluted (loss) earnings per share	$	(0.55)	(0.12)	0.05	0.01
Adjusted EBITDA*	$	17,648	10,583	39,096	19,728
Cash flow provided by (used in) operating activities	$	28,307	13,858	46,079	(8,880)
Cash flow provided by (used in) investing activities	$	(5,327)	(2,012)	(9,915)	(10,320)
Cash flow provided by (used in) financing activities	$	(16,388)	(13,839)	(17,019)	(233)
Balance Sheet
Total assets	$	822,695	953,325	973,606	993,390

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

			Three months ended
		December 31	September 30	June 30	March 31
		2018	2018	2018	2018

Earnings and Cash Flow
Number of sales		3	2	3	2
Sales	$	70,477	74,852	99,075	66,565
Operating income	$	7,144	19,952	11,187	20,125
Net income (loss) for the period	$	(30,204)	17,483	(6,280)	67
Basic and diluted (loss) earnings per share	$	(0.15)	0.08	(0.03)	0.00
Adjusted EBITDA*	$	26,512	37,948	41,062	33,635
Cash flow provided by (used in) operating activities	$	41,818	33,319	59,007	1,759
Cash flow provided by (used in) investing activities	$	(14,915)	(10,175)	(38,485)	(16,098)
Cash flow provided by (used in) financing activities	$	(23,398)	(29,017)	(15,535)	(188)
Balance Sheet
Total assets	$	979,877	969,245	974,816	823,966

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company holds ten sales per year in Antwerp, Belgium, and has typically alternated between two and three sales per quarter over the past two years. Typically, quarters with three sales have resulted in higher overall sales and operating income levels. The eighth auction of the period in 2019 closed successfully on September 27, 2019, 950,000 carats were auctioned, however, in accordance with IFRS only 791,000 carats could be recognized as sales proceeds in the quarter. The remaining 159,000 carats were recognized in Q4 2019. The amount of revenue recognized in Q4 for the 159,000 carats was approximately US$13.0 million or $17.1 million. Both the three months

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ended September 30, 2019 and December 31, 2019 resulted as an operating loss due to lower realized diamond prices. The lower prices realized year-on-year are affected by three factors; the source of the diamonds from varying parts of the orebody (mostly lower value areas of Hearne and SWC Kimberlites in 2019 versus 5034 in 2018), lower quality material processed during Q2 and Q3 2019, and the overall sentiment in the rough diamond market and associated pressure on prices of lower quality and smaller stones. The operating income in the three months ended June 30, 2019 is consistent with the same period in 2018. The operating income of $7,144 in the three months ended December 31, 2018 is lower than a typical three sale quarter as a result of product mix and a lower than expected volume of carats sold due to timing in the sales distribution channel. The three month period ended March 31, 2019 resulted in a lower operating income compared to the same period in 2018, mainly due to a the plant treating, on a 100% basis, 871,000 tonnes of ore, of which 259,000 tonnes were drawn down from the ore stockpile balance from year end compared to 786,000 tonnes of ore treated of which 45,000 tonnes were drawn down from the ore stockpile for the same period in 2018. Also operating (loss) income (increased)/decreased as a result of an increase in overall exploration and evaluation expenditures with the KNP expenditures being included in 2019, while it was not yet acquired in the comparative period for 2018, until April 13, 2018.

SUMMARY OF FOURTH QUARTER FINANCIAL RESULTS

Three months ended December 30, 2019 compared to the three months ended December 31, 2018, expressed in thousands of Canadian dollars.

For the three months ended December 31, 2019, the Company recorded net loss of $115,725 or $0.55 loss per share compared to a net loss of $30,204 or $0.15 earnings per share for the same period in 2018. The significant reduction in net loss from the three months ended December 31, 2018 to the same period in 2019 can largely be attributed to the foreign exchange gains (losses) in the same periods, which has shifted from foreign exchange losses of $21,008 in 2018 to foreign exchange gains of $7,716 in 2019. The foreign exchange gains for the three months ended December 31, 2019 were as a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars. The opposite trend existed in 2018.

Earnings from mine operations

Earnings from mine operations for the three months ended December 31, 2019 was $3,001 compared to $12,726 for the same period in 2018. For the three months ended December 31, 2019, diamond sales related to 772,000 carats were $65,032. The average diamond sales value per carat was approximately US$64. For the three months ended December 31, 2018, diamond sales related to 823,000 carats were $70,477. The average diamond sales value per carat was approximately US$65 The lower prices realized compared to the same period in 2018 are affected by three factors; the source of the diamonds from varying parts of the orebody (mostly lower value areas of Hearne and SWC Kimberlites in 2019 versus 5034 in 2018), lower quality material processed during Q2 and Q3 2019, and the overall sentiment in the rough diamond market and associated pressure on prices of lower quality and smaller stones. The overall decrease in sales can also be attributed to a lower volume and quality of fancies and specials included in the product mix, relative to the same period in 2018. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2019 were $37,394; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended December 31, 2019, were $19,500; and the cost of acquired diamonds for the three months ended December 31, 2019 were $5,137, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant loss from mine operations for the three months ended December 31, 2019 was $3,001. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2018 were $31,668; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended December 31, 2018 were $19,031; and the cost of acquired diamonds for the three months ended December 31, 2018 were $7,052. The increase in production costs for the three months ended December 31, 2019, over the same period in 2018, is mainly due to the higher costs of payroll and employee benefits for staff of the GK Mine, as well as increased materials usage in treatment costs of the ore kimberlite.

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Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended December 31, 2019, were $4,236 compared to $3,920 for the same period in 2018. The main expenses included in these amounts for the three months ended December 31, 2019 were $1,860 relating to selling and marketing, $1,300 related to consulting fees and payroll, $158 and relating to share-based payment expense, and $300 related to professional fees. The main expenses included in these amounts for the three months ended December 31, 2018 were $1,935 relating to selling and marketing, $724 related to consulting fees and payroll, $424 relating to share-based payment expense, and $302 related to professional fees. This slight increase in overall selling, general and administrative costs can mainly be attributed to higher consulting fees and payroll expenses due to increased permanent corporate staff and timing of certain executive’s remuneration.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended December 31, 2019, were $1,116 compared to $1,662 for the same period in 2018. Exploration and evaluation expenses have been consistent for the three months ended December 31, 2019 and 2018 as targeted exploration was budgeted to be conservative. Of the $1,116 total exploration and evaluation expenses incurred in the three months ended December 31, 2019, $886 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $230 related to those spent on the KNP. Of the $1,662 total exploration and evaluation expenses incurred in the three months ended December 31, 2018, $544 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $1,118 related to those spent on the KNP.

Net finance expenses

Net finance expenses for the three months ended December 31, 2019, were $9,270 compared to $9,938 for the same period in 2018. Included in the amount for the three months ended December 31, 2019, were $9,191 relating to finance costs, $254 relating to accretion expense on decommissioning liability and $175 relating to interest income. Included in the amount for the three months ended December 31, 2018, were $9,994 relating to finance costs, $165 relating to accretion expense on decommissioning liability and $221 relating to interest income. Finance costs were slightly higher in the same period in 2018 as the majority relates to interest expense over the secured notes payable and there have been further secured notes repurchases since December 31, 2018, therefore slightly decreasing the interest expenses in each quarter of 2019.

Foreign exchange gains (losses)

Foreign exchange gains for the three months ended December 31, 2019 were $7,716 compared to foreign exchange losses of $21,008 for the same period in 2018. The foreign exchange gains for the three months ended December 31, 2019 were as a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the three months ended December 31, 2019. The spot rate at December 31, 2019 was $1.2978/US$1 compared to $1.3241/US$1 at September 30, 2019. The opposite trends existed in the three months ended December 31, 2018.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

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The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility (the previous “Loan Facility”). In December 2017, the Company terminated its previous Loan Facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years.

The RCF is subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time. As at December 31, 2019, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis, of which the first three are required to be met, in order for the RCF to remain available:

●

Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date. EBITDA in the RCF is defined as net earnings, plus, but only to the extent deducted in calculating net earnings (i) interest, (ii) income taxes, (iii) depreciation, non-cash expenses and losses, and (iv) amortization, excluding however any unusual items.

●	A ratio of EBITDA to interest expense no less than 2.25:1; and
●

A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.

●

Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants in order to remain available as at December 31, 2019.

The indenture governing the secured notes payable contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

Cash flows provided by operating activities, including changes in non-cash working capital for the three months and year ended December 31, 2019, were $28,307 and $79,359 compared to $41,818 and $135,903 for the same period in 2018. The decrease in cash provided for the three months ended December 31, 2019 was a result of the decreased earnings from mine operations of $3,001 compared to $12,726 for the same period in 2018. The decrease in cash provided for the year ended December 31, 2019 was a result of the earnings from mine operations decreasing to $24,843 from $81,031 for the same period in 2018. Although the net loss for the three months and year ended December 31, 2019 was $115,725 and $128,758, respectively, significant areas which were non-cash items included

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impairment loss on property, plant and equipment of $115,753, foreign exchange gains of $7,716 and $20,764, depreciation and depletion of $19,500 and $82,825, and share-based payment expense of $158 and $789.

Cash flows used in investing activities for the three months and year ended December 31, 2019, were $5,327 and $27,574 compared to $14,915 and $79,673 for the same periods in 2018. For the three months and year ended December 31, 2019, respectively, the outflow for the purchase of property, plant and equipment were $5,502 and $28,095 compared to $15,136 and $76,062 for the same periods in 2018. For the three months and year ended December 31, 2019, the amount of cash used in the acquisition of property, plant and equipment was offset by $175 and $521 of interest income, compared to $221 and $582 for the same periods in 2018. Also, during the comparative year ended December 31, 2018, in relation to the Kennady Diamonds acquisition which closed on April 13, 2018, the Company acquired all assets of Kennady Diamonds Inc., by way of a private placement and asset acquisition, with a total of $7,500 of cash used in the investment. The $7,500 was included in the purchase of property plant and equipment. There was also $4,193 of cash used in relation to transaction costs of the acquisition. The decrease of cash used in investing activities during the three months and year ended December 31, 2019, compared to the same period in 2018, can be attributed to both the cash costs of acquisition of Kennady Diamonds in the comparative period, and the decrease in stay-in-business capital expenditures and stripping activity in the current period.

Cash flows used in financing activities for the three months and year ended December 31, 2019, were $16,388 and $47,479 compared to $23,398 and $68,137 for the same periods in 2018. Cash flows used in financing activities for the three months and year ended December 31, 2019, related to stand-by charges on the RCF, the payment of lease liabilities, repurchases of secured notes payable, and the interest payments of the secured notes payable. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will result in the June and December quarters having significantly higher cash outflows under financing activities. Cash flows from financing activities for the three months and year ended December 31, 2018 also related to stand-by charges on the RCF and the interest payments of the secured notes payable. The decrease in cash used for financing activities can be attributed to only US$10 million ($13,158 Canadian dollar equivalent) of secured notes repurchases, compared to US$20.06 million ($26,366 Canadian dollar equivalent) in the same period in 2018. Also, the Company declared and paid $8,400 dividends in the year ended December 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENT RISKS

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $1,688 and $2,478 as at December 31, 2019 and 2018, respectively, were collected.

On December 31, 2019 and 2018, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $936 (2018 - $1,247).

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The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company expects that it will be able to meet its obligations as they come due from the positive cash flows of ongoing operations. To achieve this, the Company relies on regular sales throughout the year, generally nine or ten tender sales, in addition to occasional sales of fancies and special diamonds to De Beers, in order to fund ongoing operations. At present, Covid-19 has impacted the Company’s anticipated tender sale scheduled for March 2020. While the Company believes that the revenue from the deferred sale will be realized in the following sales, and that the Company can continue to make sales on an as required basis, in the current environment the Company’s future sales efforts are subject to a significant degree of uncertainty.

Also, the Company has an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. In order for the RCF to remain available, certain financial covenants must be met (Financial statements Note 11). Being able to maintain positive cash flows from operations and the ability to comply with the RCF covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity, all of which are subject to the effects of the Covid-19 pandemic.

As at December 31, 2019, the Company has an obligation for US$299.9 million or $389.3 million Canadian dollar equivalent (2018 – US$309.9 million or $422.3 Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine, as mentioned in Note 1 and Note 8. The parties under the RCF are granted first priority, if amounts become drawn. Failure to meet the obligations of the secured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine. The impact of recent developments on liquidity markets as a result of COVID-19 is still unknown. The Company continues to monitor the situation surrounding COVID-19 and is prepared to work collaboratively with lenders to fulfill its financial obligations.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)    Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2019 and 2018, since the secured notes payable does not have a variable interest rate. At December 31, 2019, the total secured notes payable was US$299.9 million (2018 – US$309.9 million).

(ii)     Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale of its 49% share of the GK Mine diamonds produced in U.S. dollars.

As at December 31, 2019 and 2018, the Company had cash, accounts payable and accrued liabilities, derivative assets, derivative liabilities, financing costs payable and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31, 2019	December 31, 2018
Cash	$31,682	$16,837
Derivative assets	200	1,670
Accounts payable and accrued liabilities	(3,346)	(2,248)
Derivative liabilities	-	(653)
Secured notes payable	(389,262)	(422,262)
Total	$(360,726)	$(406,656)

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A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2019 and 2018 would have resulted in an increase or decrease to net income for the year of approximately $36.1 million and $40.7 million, respectively.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT YEAR

Significant accounting policies adopted in the current year are disclosed in Note 3 of the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 4 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

Standards and amendments to existing standards are disclosed in Note 3 (xv) of the financial statements

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

Between 2014 and 2018, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2019, the Company’s share of the letters of credit issued were $23.3 million (2018 - $23.3 million).

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

The balances as at December 31, 2019 and 2018 were as follows:

	December 31, 2019	December 31, 2018
Payable De Beers Canada Inc. as the operator of the GK Mine*	$12,316	$1,430
Payable to De Beers Canada Inc. for interest on letters of credit	353	352
Payable to key management personnel	567	57

*included in accounts payable and accrued liabilities

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The transactions for the years ended December 31, 2019 and 2018 were as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
The total of the transactions:
Kennady Diamonds	$-	$30
International Investment and Underwriting	50	99
Remuneration to key management personnel	2,467	2,917
Diamonds sold to De Beers Canada Inc.	12,582	2,028
Diamonds purchased from De Beers Canada Inc.	16,775	29,774
Finance costs incurred from De Beers Canada Inc.	701	705
Assets purchased from De Beers Canada Inc.	42	-
Management fee charged by the Operator of the GK Mine	4,153	4,153

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2019 and 2018 were as follows:

		Year ended December 31, 2019		Year ended December 31, 2018
Consulting fees, payroll, director fees, bonus and other short-term benefits	$	1,903	$	1,643
Share-based payments		614		1,324
	$	2,517	$	2,967

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than 1 Year		1 to 3 Years		4 to 5 Years		After 5 Years	Total
Gahcho Kué Diamond Mine commitments	$2,482	$	-	$	-	$	-	$2,482
Revolving credit facility stand by charges	770		-		-		-	770
Notes payable - Principal	-		389,262		-		-	389,262
Notes payable - Interest	31,660		63,147		-		-	94,807
Forward Exchange Contracts:
(Inflows)	(13,430)		-		-		-	(13,430)
Outflows	12,978		-		-		-	12,978
	$34,460		$452,409		$-		$-	$ 486,869

SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2019, the Company voluntarily delisted from the NASDAQ.

Subsequent to the year ended December 31, 2019, the Company executed foreign currency forward contracts to buy Canadian dollars and sell U.S. dollars for the period from March 2, 2020 to June 1, 2021 for notional amounts of US$80,000 or $108,525 with a weighted average price of $1.3566/US$1.

Subsequent to the year ended December 31, 2019, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, on the same day, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million for four years thereafter until the Company’s 49% share

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totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability (Note 9 of the financial statements).

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive loss:

	Three months ended December 31, 2019		Three months ended December 31, 2018		Year ended December 31, 2019		Year ended December 31, 2018
Net loss for the period	$(115,725)	$	(30,204)	$	(128,758)	$	(18,934)
Add/deduct:
Non-cash depreciation and depletion	19,500		19,031		82,825		79,419
Impariment loss on property, plant and equipment	115,753		-		115,753		-
Share-based payment expense	158		424		789		1,685
Net finance expenses	9,270		9,938		38,637		40,564
Derivative losses	82		4,297		1,214		247
Current and deferred income taxes	(4,015)		2,105		(3,181)		4,118
Unrealized foreign exchange (gains) losses	(7,375)		20,921		(20,224)		32,058
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$17,648	$	26,512	$	87,055	$	139,157
Sales	65,032		70,477		276,334		310,969
Adjusted EBITDA margin	27%		38%		32%		45%

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive loss:

(in thousands of Canadian dollars, except where otherwise noted)		Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Cost of sales production costs		$37,233	31,668	152,585	117,908
Timing differences due to inventory and other non-cash adjustments		$8,177	2,252	7,875	7,917
Cash cost of production of ore processed, net of capitalized stripping		$45,410	33,920	160,460	125,825
Cash costs of production of ore processed, including capitalized stripping		$47,167	46,328	180,011	158,601
Tonnes processed	kilo tonnes	459	368	1,755	1,565
Carats recovered	000’s carats	969	758	3,342	3,399
Cash costs of production per tonne of ore, net of capitalized stripping		$99	92	91	80
Cash costs of production per tonne of ore, including capitalized stripping		$103	126	103	101
Cash costs of production per carat recovered, net of capitalized stripping		$47	45	48	37
Cash costs of production per carat recovered, including capitalized stripping		$49	61	54	47

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OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

◾	risk that COVID-19 continues to spread and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;
◾	risk of COVID-19 affecting commodity prices and demand of diamond inventory, future sales and increased market volatility;
◾	risk that the production from the mine will not be consistent with the Company’s expectation;
◾	risk that production and operating costs are not within the Company’s estimates;
◾	risk of lack of operating history and new mining operation;
◾	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
◾

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

◾	the potential for delays in exploration activities or the completion of studies;
◾	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
◾	risks related to foreign exchange fluctuations, prices of diamond, and emergence of laboratory grown diamonds;
◾	risks related to challenges in the diamond market causing the sale of all diamond inventory to be sold below cost;
◾	risks related to commodity price fluctuations;
◾	the uncertainty of profitability based upon the Company’s lack of operating history;
◾	risks related to failure of its joint venture partner;
◾	risks relating to complying with the covenants in our revolver credit facility;
◾	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
◾	risks related to environmental regulation, permitting and liability;
◾	risks related to legal challenges to operating permits that are approved and/or issued;
◾	political and regulatory risks associated with mining, exploration and development;
◾	the ability to operate the Company’s GK Mine on an economic basis;
◾	aboriginal rights and title;
◾	failure of plant, equipment, processes and transportation services to operate as anticipated;
◾

possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and

◾	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.

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At March 23, 2020, there were 210,392,473 shares issued, 3,518,335 stock options and 1,065,000 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002, the CEO and CFO evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of, and with the participation of, the CEO and the CFO, has evaluated its DC&P and ICFR as defined under 52-109 and rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), under the Securities Exchange Act and concluded that, as of December 31, 2019, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes.

NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to the internal controls during the year ended December 31, 2019.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as Covid-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province’s business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province’s most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies pursuant to Guide 7. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

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